Exhibit 12

iHeart Communications, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Year Ended December 31,
(dollars in thousands)	2010	2011	2012	2013	2014
Computation of earnings:

Income (loss) before income taxes and adjustment for (income) loss from equity investees	$(628,535)	$(420,965)	$(738,026)	$(627,638)	$(694,253)

Distributed income (loss) from equity investees	11,084	18,527	20,122	19,994	1,228

Fixed charges	1,919,554	1,872,749	1,948,406	2,053,888	2,151,381

Total earnings	$1,302,103	$1,470,311	$1,230,502	$1,446,244	$1,446,244

Computation of fixed charges:

Interest expense	1,533,341	1,466,246	1,549,023	1,649,451	1,741,596

Portion of rent expense representative of interest(1)	386,213	406,503	399,383	404,437	409,785

Total fixed charges	$1,919,554	$1,872,749	$1,948,406	$2,053,888	$2,151,381

Ratio of earnings to fixed charges(2)	N/A	N/A	N/A	N/A	N/A

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.
(2)	For the years ended December 31, 2014, 2013, 2012, 2011 and 2010, earnings available for fixed charges were inadequate to cover fixed charges by $693.0 million, $607.6 million, $717.9 million, $402.4 million, $617.5 million and $4,500.8 million, respectively.